SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Dana Incorporated

(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

235825205
(CUSIP Number)

Andrew N. Langham

General Counsel

Icahn Capital LP

16690 Collins Avenue, PH

Sunny Isles Beach, FL 33160

(305) 422-4100

January 25, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 235825205

1.	NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
4,469,136**

6	SHARED VOTING POWER
0

7	SOLE DISPOSITIVE POWER
4,469,136**

8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,469,136**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.09% **

12	TYPE OF REPORTING PERSON
PN

** Includes shares underlying forward contracts. See Item 4.

SCHEDULE 13G

CUSIP No. 235825205

1.	NAME OF REPORTING PERSON
Icahn Offshore LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
0

6	SHARED VOTING POWER
4,469,136**

7	SOLE DISPOSITIVE POWER
0

8	SHARED DISPOSITIVE POWER
4,469,136**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,469,136**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.09% **

12	TYPE OF REPORTING PERSON
PN

** Includes shares underlying forward contracts. See Item 4.

SCHEDULE 13G

CUSIP No. 235825205

1.	NAME OF REPORTING PERSON
Icahn Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
6,288,943 **

6	SHARED VOTING POWER
0

7	SOLE DISPOSITIVE POWER
6,288,943 **

8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,288,943 **

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.35% **

12	TYPE OF REPORTING PERSON
PN

** Includes shares underlying forward contracts. See Item 4.

SCHEDULE 13G

CUSIP No. 235825205

1.	NAME OF REPORTING PERSON
Icahn Onshore LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
0

6	SHARED VOTING POWER
6,288,943 **

7	SOLE DISPOSITIVE POWER
0

8	SHARED DISPOSITIVE POWER
6,288,943 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,288,943 **

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.35% **

12	TYPE OF REPORTING PERSON
PN

** Includes shares underlying forward contracts. See Item 4.

SCHEDULE 13G

CUSIP No. 235825205

1.	NAME OF REPORTING PERSON
Icahn Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
0

6	SHARED VOTING POWER
10,758,079 **

7	SOLE DISPOSITIVE POWER
0

8	SHARED DISPOSITIVE POWER
10,758,079 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,758,079 **

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.45% **

12	TYPE OF REPORTING PERSON
PN

** Includes shares underlying forward contracts. See Item 4.

SCHEDULE 13G

CUSIP No. 235825205

1.	NAME OF REPORTING PERSON
IPH GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
0

6	SHARED VOTING POWER
10,758,079 **

7	SOLE DISPOSITIVE POWER
0

8	SHARED DISPOSITIVE POWER
10,758,079 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,758,079 **

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.45% **

12	TYPE OF REPORTING PERSON
OO

** Includes shares underlying forward contracts. See Item 4.

SCHEDULE 13G

CUSIP No. 235825205

1.	NAME OF REPORTING PERSON
Icahn Enterprises Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
0

6	SHARED VOTING POWER
10,758,079 **

7	SOLE DISPOSITIVE POWER
0

8	SHARED DISPOSITIVE POWER
10,758,079 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,758,079 **

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.45% **

12	TYPE OF REPORTING PERSON
PN

** Includes shares underlying forward contracts. See Item 4.

SCHEDULE 13G

CUSIP No. 235825205

1.	NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
0

6	SHARED VOTING POWER
10,758,079 **

7	SOLE DISPOSITIVE POWER
0

8	SHARED DISPOSITIVE POWER
10,758,079 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,758,079 **

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.45% **

12	TYPE OF REPORTING PERSON
CO

** Includes shares underlying forward contracts. See Item 4.

SCHEDULE 13G

CUSIP No. 235825205

1.	NAME OF REPORTING PERSON
Beckton Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
0

6	SHARED VOTING POWER
10,758,079 **

7	SOLE DISPOSITIVE POWER
0

8	SHARED DISPOSITIVE POWER
10,758,079 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,758,079 **

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.45% **

12	TYPE OF REPORTING PERSON
CO

** Includes shares underlying forward contracts. See Item 4.

SCHEDULE 13G

CUSIP No. 235825205

1	NAME OF REPORTING PERSON
Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
0

6	SHARED VOTING POWER
10,758,079 **

7	SOLE DISPOSITIVE POWER
0

8	SHARED DISPOSITIVE POWER
10,758,079 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,758,079 **

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.45% **

12	TYPE OF REPORTING PERSON
IN

** Includes shares underlying forward contracts. See Item 4.

SCHEDULE 13G

ITEM 1

(a)       Name of Issuer:

Dana Incorporated

(b)       Address of Issuer’s Principal Executive Offices:

3939 Technology Drive, Maumee, OH 43537

ITEM 2

(a)       Name of Person Filing:

The persons filing this statement are Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings LP (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn (collectively, the "Reporting Persons").

Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton.

(b)       Address of Principal Business Office:

The address of the principal business office of (i) Icahn Master, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is 16690 Collins Avenue, PH Suite, Sunny Isles Beach, FL 33160, and (ii) Mr. Icahn is c/o Icahn Associates Corp., 16690 Collins Avenue, PH Suite, Sunny Isles Beach, FL 33160.

(c)       Citizenship:

Each of Icahn Master, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital and Icahn Enterprises Holdings is a Delaware limited partnership. IPH is a Delaware limited liability company. Each of Icahn Enterprises GP and Beckton is a Delaware corporation. Carl C. Icahn is a citizen of the United States of America.

(d)       Title of Class of Securities:

Common Stock, $0.01 par value per share ("Shares")

(e)       CUSIP Number:

235825205

ITEM 3	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4	Ownership

(a)       Amount Beneficially Owned:

The Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), in the aggregate, 10,758,079 Shares (including shares underlying forward contracts). Of such Shares, 5,385,102 Shares may be deemed beneficially owned by the Reporting Persons as a result of their having entered into forward contracts (the “Forwards”) with respect to such number of Shares. The Forwards do not give any Reporting Person direct or indirect voting, investment or dispositive control over the Shares to which such contracts relate. The information set forth in Item 4(c) below is hereby incorporated in its entirety herein.

Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(b)       Percent of Class

The Shares beneficially owned by the Reporting Persons represent approximately 7.45% of the Issuer's outstanding Shares (based upon the 144,491,212 Shares stated to be outstanding as of October 16, 2020 by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2020).

(c)       Number of Shares as to which each Reporting Person has (i) Sole power to vote or to direct the vote, (ii) Shared power to vote or to direct the vote, (iii) Sole power to dispose or to direct the disposition of, (iv) Shared power to dispose or to direct the disposition of:

The information set forth in the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.

ITEM 5	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

NOT APPLICABLE

ITEM 8	Identification and Classification of Members of the Group

NOT APPLICABLE

ITEM 9	Notice of Dissolution of Group

NOT APPLICABLE

ITEM 10	Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

1       Joint Filing Agreement, dated the date hereof, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated: February 4, 2021

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

ICAHN OFFSHORE LP

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

ICAHN PARTNERS LP

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

ICAHN ONSHORE LP

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

ICAHN CAPITAL LP

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

IPH GP LLC

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

ICAHN ENTERPRISES HOLDINGS LP
By: Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

BECKTON CORP.

	By:	/s/ Irene March
	Name:	Irene March
	Title:	Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature page to Schedule 13G – Dana Incorporated]

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value per share of Dana Incorporated and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day of February, 2021.

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

ICAHN OFFSHORE LP

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

ICAHN PARTNERS LP

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

ICAHN ONSHORE LP

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

ICAHN CAPITAL LP

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

IPH GP LLC

By:	/s/ Irene March
Name:	Irene March
Title:	Chief Compliance Officer

ICAHN ENTERPRISES HOLDINGS LP
By: Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

BECKTON CORP.

	By:	/s/ Irene March
	Name:	Irene March
	Title:	Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature page to Schedule 13G Joint Filing Agreement for Dana Incorporated]